AVIAT 1

Royalty Purchase Agreement

THIS AGREEMENT is made as of February 22, 2005.

BETWEEN:

Stuart Angus
Henry Awmack
Bernice Kosiur
Donald McInnes
Catherine McLeod-Seltzer
Peter Robson
Graham Scott
Kelly Taylor
John S. Brock Limited
Lawrence Barry (“Barry”)
John Robins
Adam Vary
344967 BC Ltd. (“344967”)
524520 BC Ltd.  (“524520”)

(collectively the “Vendors” and individually a “Vendor”);

AND

International Royalty Corporation

(the “Purchaser”).

WHEREAS:

A.

The Vendors own the Royalty;

B.

Each of the Vendors wishes to sell, and the Purchaser wishes to purchase, the Royalty on the terms and conditions set forth in this Agreement; and

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and of the covenants, agreements, representations and warranties set out below, the parties covenant and agree as follows:

1.

Interpretation

1.1

Definitions

In this Agreement, unless there is something in the subject matter or context inconsistent therewith or unless otherwise specifically provided:

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(a)

“Affiliate” with respect to a corporation means another corporation which is affiliated with the first mentioned corporation within the meaning thereof in the Corporations Act;

(b)

“Agreement” means this Agreement, including its recitals and schedules, as amended and supplemented;

(c)

“Barry” means Lawrence Barry;

(d)

“Books and Records” means all files, ledgers and correspondence, reports, texts, notes, engineering, environmental and feasibility studies, data, specifications, memoranda, invoices, receipts, accounts, accounting records and books, financial statements, financial working papers and all other records and documents of any nature or kind whatsoever, including, without limitation, those recorded, stored, maintained, operated, held or otherwise wholly or partly dependent on discs, tapes and other means of storage including, without limitation, any electronic, magnetic, mechanical, photographic or optical process, whether computerized or not (and all software, passwords and other information and means of or for access thereto), belonging to the Vendors and relating to the Royalty;

(e)

“Business Day” means any day other than a Saturday, Sunday or any statutory holiday in British Columbia or Ontario;

(f)

“Charter Documents” means articles, articles of incorporation, notice of articles, memorandum, bylaws or any similar constating document of a corporate entity;

(g)

“Closing” means the completion of the Transaction in accordance with Article 7;

(h)

“Closing Date” means February 22, 2005, or such other date as may be agreed upon in writing by the Vendors and the Purchaser or by their respective solicitors;

(i)

“Common Shares” means fully paid and non-assessable free trading voting common shares of the Purchaser to be issued and qualified pursuant to the Initial Public Offering;

(j)

“Consideration Shares” is defined in section 2.3(b);

(k)

“Contracts” means all contracts, agreements, instruments, leases, indentures, engagements, transactions and commitments, whether written or oral;

(l)

“Corporations Act” means the respective federal or provincial law under which a respective party is incorporated;

(m)

“Effective Time” means 12:01 a.m. on the Closing Date;

(n)

“Encumbrance” means, whether or not registered or registrable or recorded or recordable, and regardless of how created or arising:

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(i)

a mortgage, assignment of receivable, lien, encumbrance, adverse claim, charge, execution, title defect, exception, right of pre-emption, privilege, security interest, hypothec or pledge, whether fixed or floating, against assets or property (whether real, personal, mixed, tangible or intangible), conditional sales contract, title retention agreement, and a subordination to any right or claim of others in respect thereof;

(ii)

a claim, interest or estate against or in assets or property (whether real, personal, mixed, tangible or intangible), granted to or reserved or taken by any Person;

(iii)

an option or other right to acquire, or to acquire any interest in, any assets or property (whether real, personal, mixed, tangible or intangible);

(iv)

any other encumbrance of whatsoever nature and kind against assets or property (whether real, personal, mixed, tangible or intangible); and

(v)

any agreement to create, or right capable of becoming, any of the foregoing;

(o)

“Governmental Authority” means any federal, provincial, municipal, county or regional government or governmental or regulatory authority, domestic or foreign, and includes any department, commission, bureau, board, administrative agency or regulatory body of any of the foregoing;

(p)

“Hunter” means collectively, Lawrence Barry, John Robins, Adam Vary, 344967 and 524520;

(q)

“Indemnified Party” has the meaning given to it in section 9.3;

(r)

“Indemnifier” has the meaning given to it in section 9.3;

(s)

“Indemnity Claim” has the meaning given to it in section 9.3;

(t)

“Initial Public Offering” means the initial public offering of the Common Shares in the Qualifying Jurisdictions to which the Prospectus refers;

(u)

“Law” means any statute, regulation, bylaw, order, ruling, decision, arbitration award, judgment, decree or law;

(v)

“Operator” means the current owner of or holder of the mining rights to the property to which the Royalty is related;

(w)

“Permits” means all permits, licences, certificates, registrations, consents, authorizations, approvals, privileges, waivers, exemptions, orders, certificates, rulings, agreements and other concessions from, of or with any Governmental Authority which are material to the Royalty;

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(x)

“Person” means an individual, legal personal representative, corporation, body corporate, firm, partnership, trust, trustee, syndicate, joint venture, unincorporated organization or Governmental Authority;

(y)

“Pre-Emptive Rights” means those rights which limit, potentially terminate or amend or otherwise affect the Royalty as set out in Schedule B;

(z)

“Prime Rate” means the floating annual rate of interest established and recorded as such from time to time by the Bank of Montreal as a reference rate then in effect for determining the interest rate it shall charge on Canadian dollar commercial loans in Canada;

(aa)

“Proceeding” means any action, claim, demand, lawsuit, assessment, arbitration, judgment, award, decree, order, injunction, prosecution and investigation, or other similar proceeding;

(bb)

“Prospectus” means the final Prospectus of the Purchaser pertaining to the Initial  Public Offering, dated February 3, 2005;

(cc)

“Purchase Price” means the purchase price for the Royalty, as set out in section 2.2;

(dd)

“Purchaser” means International Royalty Corporation or its permitted assignee;

(ee)

“Qualifying Jurisdictions” means all the Provinces of Canada and such other jurisdictions as determined by the Purchaser and its underwriters;

(ff)

“Registrar” means the governmental official designated as such or having a role as such pursuant to the Corporations Act;

(gg)

“Regulatory Approvals” means such regulatory approvals and acceptances, including such approvals from the Toronto Stock Exchange and securities regulatory authorities in the Qualifying Jurisdictions as may be necessary for the IPO and the Transaction;

(hh)

“Royalty” means all rights, title and interest of the Vendor in a 1% Gross Overriding Royalty being part of the 2% Gross Overriding Royalty conferred by the Royalty Agreement and a commensurate interest in the Royalty Agreement entitling the holder to all rights thereunder as a royaltyholder;

(ii)

“Royalty Agreement” means those agreements detailed in Schedule A;

(jj)

“Royalty Assignment Agreement” means an agreement in the form attached as Schedule D;

(kk)

“Third Party” has the meaning given to it in section 9.3(a);

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(ll)

“Transaction” means the transaction of purchase and sale contemplated by this Agreement;

(mm)

“Vendor” and “Vendors” have the meanings given on page 1;

(nn)

“344967” has the meaning given on page 1; and

(oo)

“524520” has the meaning given on page 1.

1.2

Gender, Number and Other Terms

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa, words importing gender include all genders, “or” is not exclusive and “including” is not limiting, whether or not non-limiting language (such as “without limitation”) is used with reference thereto.

1.3

Headings and Table of Contents

The inclusion of headings and a table of contents in this Agreement is for convenience only and shall not affect the construction or interpretation of this Agreement.

1.4

Statutes

Unless otherwise stated, any reference to a statute includes and is a reference to such statute and to the regulations made pursuant to it, with all amendments thereto and in force from time to time, and to any statute or regulations that may be passed which supplement or supersede such statute or such regulations.

1.5

No Contra Preferentum

The language in all parts of this Agreement shall in all cases be construed as a whole and neither strictly for nor strictly against any of the parties to this Agreement.

1.6

Currency

Except where otherwise expressly provided, all monetary amounts in this Agreement are stated and shall be paid in Canadian currency.

1.7

Governing Law and Attornment

This Agreement shall be governed by and construed in accordance with the law of British Columbia and the law of Canada applicable therein and all disputes and claims, whether for damages, specific performance, injunction, declaration or otherwise, both at law and equity, arising out of, or in any way connected with, this Agreement will be referred to the courts of British Columbia and each of the parties hereby attorns to the jurisdiction of the courts of British Columbia.

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1.8

Schedules

The following are the Schedules which are attached to and form part of this Agreement:

Schedule A – Royalty Agreement
Schedule B – Pre-emptive Rights
Schedule C – Purchaser’s Solicitor’s Opinion
Schedule D – Royalty Assignment Agreement

1.9

Cross-References

Unless otherwise stated, a reference in this Agreement to a designated article, section, subsection, paragraph or other subdivision or to a schedule is to the designated article, section, subsection, paragraph or other subdivision of, or schedule to, this Agreement.

1.10

References to Whole Agreement

Unless otherwise stated, the words “herein”, “hereof”, “hereby” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular article, section, subsection, paragraph or other subdivision or schedule.

2.

Purchase of Royalty

2.1

Purchase and Sale

Based on the representations and warranties contained in this Agreement, each of the Vendors agree to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase from each of the Vendors, the Royalty, effective as of and from the Effective Time, free and clear of all Encumbrances, for the Purchase Price and in accordance with and subject to the terms and conditions set forth in this Agreement.

2.2

Purchase Price

The Purchase Price is $1,800,000.

2.3

Payment of Purchase Price

The Purchase Price shall be paid by the Purchaser on Closing by issuance to the Vendors of 418,605 Common Shares (the “Consideration Shares”) issued as follows:

Peter Robson	17,037
Henry Awmack	17,037
John S. Brock Limited	17,037
Catherine McLeod-Seltzer	8,519

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Donald McInnes	17,037
Graham Scott	17,037
Kelly Taylor	17,037
Bernice Kosiur	17,037
Stuart Angus	17,037
John Robins	21,495
344967 BC Ltd.	69,768
Lawrence Barry	21,495
524520 BC Ltd.	69,769
Adam Vary	91,263
TOTAL	418,605

2.4

Non-Vendors

It is acknowledged by the Vendors that Hunter owns in excess of a 50% interest in the 2% Gross Overriding Royalty of which the Royalty is a part and that this Agreement contemplates that each Vendor shall contribute to the Royalty in proportion to their respective interest in such 2% Gross Overriding Royalty and accordingly, in the event any Vendor (a “Non-Vendor”) does not execute this Agreement, then:

(a)

this Agreement shall be effective only as regards those Vendors who execute this Agreement;

(b)

the interest in the portion of the Royalty not sold by the Non-Vendors shall be additionally contributed by Adam Vary, 344967 and 524520, each as to one-third;

(c)

the number of Consideration Shares allocated to any Non-Vendor under section 2.3 shall be:

(i)

divided by 3 and such number of Consideration Shares added to the number currently allocated to each of Adam Vary, 344967 and 542520; and

(ii)

reduced to zero,

with the result that such Non-Vendors shall receive no Consideration Shares and 1/3 of the Consideration Shares allocated in this Agreement to the Non-Vendors shall be allocated to each of 344967, 524520 and Adam Vary.

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The Vendors further acknowledge and agree that the Royalty Assignment Agreement may be subject to modification by way of the deletion of any Non-Vendor as an “Assignor” party.

2.5

Risk of Loss and Damage Prior to Closing

Risk of loss of the Royalty shall pass to the Purchaser at the Closing, and each of the Vendors shall bear all risk of loss or impairment of the Royalty until the Closing and the Purchaser shall bear all such risk of loss after the Closing.

3.

Representations and Warranties of the Vendors

3.1

Representations and Warranties of the Vendors

Each Vendor individually represents and warrants to the Purchaser in respect of himself, herself or itself and in respect of his, her or its interest in the Royalty as follows and acknowledges that the Purchaser is relying on the following representations and warranties in connection with the Transaction notwithstanding any independent searches or investigations that may be undertaken by or on behalf of the Purchaser and that no information which is now known or should be known or which may hereafter become known to the Purchaser, its employees, representatives, consultants or agents will limit or extinguish such rights of reliance of the Purchaser:

(a)

Status:  In the case of a corporate Vendor, the Vendor is a duly incorporated and validly existing company under the Corporation Act, is in good standing with respect to the filing of annual reports in the office of the Registrar, has never been struck from the register maintained by the Registrar or dissolved or liquidated and has full power and capacity to own the Royalty and to enter into, carry out the Transaction and duly observe and perform all its obligations contained in this Agreement.

(b)

Due Authorization:  The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Vendor pursuant to this Agreement, and in the case of a corporate Vendor, the completion of the Transaction has been duly authorized by all necessary corporate action on the part of the Vendor, and this Agreement has been duly executed and delivered by the Vendor and constitutes a legal, valid and binding obligation of the Vendor enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

(c)

Ownership:  The Vendor is the beneficial owner of, and has good and marketable title to his, her or its interest in the Royalty free and clear of all Encumbrances.

(d)

Rights to Royalty:  The Vendor has the exclusive right to own his, her or its interest in the Royalty subject to the Pre-emptive Rights.

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(e)

No Rights to Royalty:  Other than the Pre-emptive Rights, there is no agreement, Contract, option, commitment or other right in favour of, or held by, any Person other than the Purchaser to acquire his, her or its interest in the Royalty or any portion thereof.

(f)

Royalty Assignable:  Subject to the Pre-emptive Rights, his, her or its interest in the Royalty is freely assignable to the Purchaser.

(g)

Residency:  The Vendor is not a non-resident of Canada for the purposes of the Income Tax Act (Canada).

(h)

Adverse Proceedings:  To the knowledge of the Vendor, there are no current, pending or threatened Proceedings of, by, against, or relating to, the Vendor or his, her or its interest in the Royalty, Permit or Royalty Agreement.  The Vendor is not aware of any basis for any other Proceeding which, if pursued, would have a significant likelihood of having a material adverse effect on his, her or its interest in the Royalty.

(i)

No Seizure:  There is no appropriation, expropriation or seizure of his, her or its interest in the Royalty that is pending or, to the knowledge of the Vendor, has been threatened.

(j)

No Adverse Implications:  Other than pursuant to a Pre-emptive Right, neither the execution and delivery of this Agreement nor the completion and performance of the Transaction and obligations contemplated by or contained in this Agreement will:

(i)

give any Person the right to terminate, cancel or amend any contractual or other right of the Vendor where such termination, cancellation or removal would have an adverse effect on the Royalty;

(ii)

result in the creation of any Encumbrance on the Royalty or in a breach of or a default under any agreement giving a third party security against the Royalty or in the crystallization of any floating charge on the Royalty, where any of such events could have an adverse effect on the Royalty;

(iii)

result in a breach or contravention of or default under any provision of any Permit, Royalty Agreement or Law to which the Vendor is a party or by or to which the Vendor or the Royalty is bound or is subject, which could have an adverse effect on the Royalty or which could impair the legality or enforceability of this Agreement or the Transaction, or require the consent of any Person;

(iv)

in the case of a corporate Vendor, be contrary to any of the provisions of the Charter Documents of the Vendor; or

(v)

result in any fees, duties, taxes, assessments or other amounts relating to any Royalty becoming due or payable, other than any tax imposed

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pursuant to Part IX of the Excise Tax Act (Canada) payable by the Purchaser in connection with the Transaction.

(k)

No Adverse Knowledge:  Except as disclosed in this Agreement, the Vendor has no information or knowledge of any fact relating to the Royalty, the Royalty Agreement, any Permit, the counter-party to the Royalty Agreement, or the Transaction which might reasonably be expected to materially and adversely affect the Royalty.

(l)

Material Facts.  This Agreement does not contain any untrue statement by the Vendor of a material fact nor has the Vendor omitted to state in this Agreement a material fact necessary in order to make the statements contained herein not misleading.

(m)

Enforceability.  This Agreement has been and each document to be delivered on Closing to which the Vendor is a party will on Closing be duly executed and delivered by the Vendor and this Agreement and each such Closing document to which the Vendor is a party will on Closing constitute a valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms.

(n)

US Securities.  The Vendor understands that the Common Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state.  In connection with the Transaction and the issuance of the Common Shares, the Vendor acknowledges, represents and warrants as follows:

(i)

the Vendor was not offered the Common Shares while in the United States;

(ii)

the Vendor was (or if the Vendor is not an individual, the individual or individuals that acted on behalf of the Vendor were) outside the United States when the decision to acquire the Common Shares was made;

(iii)

neither this Agreement nor other document relating to the acquisition or purchase of the Common Shares was received by Vendor (or if the Vendor is not an individual, the individual or individuals that acted on behalf of the Vendor) in the United States, nor was this Agreement or any other document relating to the acquisition or purchase of the Common Shares executed or delivered by the Vendor in the United States; and

(iv)

neither the structure of the transaction nor any transactions and activities contemplated in connection with the acquisition of the Common Shares comprise a scheme to avoid the registration requirements of the U.S. Securities Act,

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and the Vendor hereby undertakes to execute and deliver all such further documentation as may be required to give effect to the matters contemplated herein.

3.2

Representations and Warranties of Hunter

Hunter represents and warrants to the Purchaser as follows in respect of the Royalty and acknowledges that the Purchaser is relying on the following representations and warranties in connection with the Transaction notwithstanding any independent searches or investigations that may be undertaken by or on behalf of the Purchaser and that no information which is now known or should be known or which may hereafter become known to the Purchaser, its employees, representatives, consultants or agents will limit or extinguish such rights of reliance of the Purchaser:

(a)

Books and Records:  The Books and Records fairly and correctly set out and disclose in all material respects all material financial transactions of Hunter, on behalf of the Vendors, relating to the Royalty, all of which are under the exclusive ownership and direct control of the Vendors (including all means of access thereto and therefrom) and Hunter, on behalf of the Vendors, have original or true copies of all such Books and Records in its possession.

(b)

Material Contracts:  Schedule A contains a complete and accurate listing and description of, and specifically identifies, all Royalty Agreements, Permits and Contracts by which Hunter, on behalf of the Vendors, are bound or under which Hunter, on behalf of the Vendors, are entitled to any benefits pertaining to the Royalty and correct and complete copies of all Royalty Agreements, Permits and Contracts have been made available to the Purchaser.

(c)

Good Standing:  Hunter, on behalf of the Vendors, is not in breach or default of any of the terms of the Royalty Agreement or Permit and the Vendor is not aware of any breach or default of the term of any Royalty Agreement or Permit by any other party thereto, to the knowledge of Hunter, on behalf of the Vendors, the Royalty Agreement and each Permit is in good standing and in full force and effect and neither the Royalty Agreement or any Permit has been amended save as detailed in Schedule A.  No state of facts exists, which, after notice or lapse of time or both, would constitute a default or breach of Hunter, on behalf of the Vendors, under any Royalty Agreement or any Permit.  Hunter, on behalf of the Vendors, has not received any notice of any default, breach or termination of the Royalty Agreement nor Permit or of any fact or circumstance which will, or is likely to, result in such a default, breach or termination.

(d)

Government Approvals:  There is no Permit or any other action of, or any registration, declaration, filing or notice with or to any Governmental Authority, court, board or arbitrator that is required for the execution or delivery by the Vendors of this Agreement, or the completion or performance by Hunter, on behalf of the Vendors of the Transaction, or the validity or enforceability of this Agreement against Hunter, on behalf of the Vendors.

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(e)

Full Disclosure.  Hunter, on behalf of the Vendors, has disclosed to the Purchaser all facts relating to the Royalty which could be reasonably expected to be material to a Person intending to purchase the Royalty.

(f)

Pre-emptive Right.  Stornoway has waived its Pre-emptive Right in respect to this Transaction.

4.

Representations and Warranties of the Purchaser

4.1

Representations and Warranties of the Purchaser

The Purchaser represents and warrants to the Vendors as follows and acknowledges that the Vendors are relying upon the following representations and warranties in connection with the sale of the Royalty, notwithstanding any independent searches or investigations that may be undertaken by or on behalf of the Vendors and that no information which is now known or should be known or which may hereafter become known to the Vendors, their employees, representatives, consultants or agents will limit or extinguish such rights of reliance of the Vendors:

(a)

Status:  The Purchaser is an incorporated and validly existing company under the Corporations Act, in good standing with respect to the filing of annual reports in the office of the Registrar, has never been struck from the register maintained by the Registrar or dissolved or liquidated, and has full power and capacity to enter into, carry out the Transaction, and duly observe and perform all its obligations contained in this Agreement.

(b)

Due Authorization:  The execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Purchaser pursuant to this Agreement, and the completion of the Transaction, have been authorized by all necessary corporate action on the part of the Purchaser, and this Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other similar laws of general application affecting the enforceability of remedies and rights of creditors and except that equitable remedies such as specific performance and injunction are in the discretion of a court.

(c)

Non-contravention:  Neither the execution and delivery of this Agreement nor the completion and performance of the Transaction and obligations contained in this Agreement will result in a breach of or default under, or be contrary to, any of the provisions of the Charter Documents of the Purchaser or any Encumbrance, indenture, Contract, agreement or instrument to which the Purchaser is a party or by which the Purchaser is bound.

(d)

Investment Canada:  The Purchaser is not a non-Canadian within the meaning of the Investment Canada Act (Canada).

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(e)

GST Registration:  The Purchaser is a registrant for purposes of Part IX of the Excise Tax Act (Canada), and the Purchaser’s registration number is 88352 0702 RP00001.

(f)

IPO:  The Initial Public Offering on Closing has the attributes disclosed in the Prospectus.

(g)

Reporting Issuer:  On Closing, the Purchaser shall be a reporting issuer under applicable securities laws and policies and the Consideration Shares shall be validly issued as fully paid and non-assessable common shares in the capital of the Purchaser and exempt from escrow requirements and hold periods.

5.

Pre-closing Matters

5.1

Operations until Closing

Except as otherwise provided in this Agreement or as otherwise agreed in writing by the Purchaser, each Vendor shall from the date of this Agreement up to the Closing:

(a)

not allow his, her or its interest in the Royalty to become subject to any Encumbrance;

(b)

not sell, lease, license, transfer or otherwise dispose of, or agree to sell, lease, license, transfer or otherwise dispose of, his, her or its interest in the Royalty;

(c)

not, without the prior written consent of the Purchaser, amend or vary any Royalty Agreement or Permit, or obtain any additional Permit in connection with the Royalty except:

(i)

renewals or replacements of any of the Permits on substantially the same terms and conditions; and

(ii)

any additional Permits required so as to maintain the Royalty;

(d)

use all reasonable efforts to ensure that his, her or its representations and warranties in this Agreement are true and correct at the Closing and that the conditions of the Purchaser in section 6.1 and the mutual conditions in section 6.3 are fulfilled at the Closing, and will inform the Purchaser promptly of any state of facts which will result in any of his, her or its representation or warranty being untrue or incorrect or in any condition of the Purchaser in section 6.1 or mutual condition in section 6.3 being unfulfilled at the Closing, and Hunter shall provide to the Purchaser, its employees, representatives and agents, full access during normal business hours to its personnel and its facilities and properties relating to the Royalty and to the Books and Records and to all, or true copies of all, title documents, Royalty Agreements, Encumbrances, Permits, Contracts and other documents relating to the Royalty, and furnish them with all such information relating to the Royalty as the Purchaser from time to time reasonably requests; it being acknowledged and agreed by the each of the Vendors that no

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investigation made by the Purchaser or any of its employees, representatives or agents shall have the effect of waiving or diminishing the scope of, or otherwise affect the Purchaser’s right to rely on, any representation or warranty made by each of the Vendors in this Agreement or in any document, instrument or agreement delivered pursuant to this Agreement.

5.2

Confidentiality

The Purchaser acknowledges that some of the information, materials and documentation received or observed by it pursuant to subsection 5.1 may be confidential.  The Purchaser shall take, and shall cause its employees, representatives and agents to take, all reasonable steps and precautions to protect and maintain the confidentiality of such information, materials and documentation; provided that the foregoing will not prevent the Purchaser from disclosing or making available to its accountants, professional advisers and bankers and other lenders, whether current or prospective, any such information, materials and documentation on a confidential basis for the purpose of carrying out the Transaction.  This clause shall terminate on Closing.

5.3

Return of Information

If the purchase of the Royalty pursuant to this Agreement is not completed, the Purchaser shall return to Hunter, on behalf of the Vendors, all materials, documentation, data, records, drawings and other papers and copies thereof (whether on paper or in electronic, magnetic, photographic, mechanical or optical storage) referred to in subsection 5.1 in the possession of the Purchaser and maintain the confidentiality of all information or knowledge obtained from the Vendors, and not use any such information or knowledge for any purpose whatsoever.

5.4

Remedies

The Purchaser acknowledges and agrees that if any of the provisions contained in sections 5.2 and 5.3 are not performed in accordance with the terms set out therein, each of the Vendors will be entitled to an injunction to prevent any breach of such provisions and may specifically enforce such provisions in any action instituted in any court having jurisdiction.  These specific remedies are in addition to any other remedy to which each of the Vendors may be entitled at law or in equity.

5.5

Consents and Re issues

Each of the Vendors shall use all reasonable efforts to obtain, prior to the Closing Date:

(a)

all consents, approvals, releases and waivers in form and substance satisfactory to the Purchaser, acting reasonably, necessary for the assignment of such Vendors’ interests in the Royalty Agreements and the Permits to the Purchaser and the transfer of the Royalty to the Purchaser.  Without limiting the generality of the foregoing, each of the Vendors agrees to execute a Royalty Assignment Agreement in respect of his, her or its interest in the Royalty and to use his, her or its best efforts to obtain an executed copy thereof from each respective Operator prior to and for delivery at Closing, provided that the failure of the Vendors to obtain such executed copy from any Operator shall not result in a breach or default under this Agreement and shall not be a condition of the Transaction;

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(b)

if applicable, the re-issue or novation of any Royalty Agreement or Permit in the name of the Purchaser, and each of the Vendors shall not, except as presently contemplated by the terms thereof, or except with the prior written consent of the Purchaser, agree to any amendment or variation to the terms of any Royalty Agreement or Permit in connection with, or as a condition of, such assignment or re-issue.  The Purchaser shall give to each of the Vendors such information and copies of such documents relating to the Purchaser which each of the Vendors may reasonably request in order to obtain any consent or approval, or re-issue referred to above; and

(c)

if applicable, the waiver of any third party’s Pre-emptive Rights which are appropriate to seek to be waived in the circumstances of a sale of the respective Royalty.

5.6

Consent Not Received by Closing

If a consent or approval of a third party required to permit the transfer or assignment to the Purchaser of each Vendor’s interest in any Royalty Agreement or Permit is not received on or before the Closing, and if, notwithstanding such non-receipt, each Vendor and the Purchaser proceed to complete the Transaction, the transfer or assignment of such interest in the Royalty Agreement and Permit in respect of which the required consent has not been received on or before the Closing will not be effective in each case until the applicable consent or approval has been received and such interest in the Royalty Agreement or Permit will be held by each Vendor following the Closing in trust for the benefit and exclusive use of the Purchaser.  Each such Vendor shall continue to use all reasonable efforts to obtain the required consents and approvals and shall only make use of such Royalty Agreement and Permit in accordance with the directions of the Purchaser that do not conflict with the terms of such Royalty Agreement or Permit.

5.7

Purchaser’s Covenant

The Purchaser shall:

(a)

prior to the Closing Date:

(i)

execute and deliver such assignment and assumption agreements and applications for consents in such form and content as may be reasonably required by the Vendors to obtain the consents, approvals, waivers, novations and re-issues, referred to in section 5.5; and

(ii)

diligently and in good faith use its best efforts to obtain the Regulatory Approvals and to complete the Initial Public Offering prior to the Closing Date.

(b)

execute a joint election made by each Vendor as transferor and by the Purchaser as transferee under subsection 85(1) of the Income Tax Act of Canada (the “Act”) at such agreed amount as may be designated by such Vendor within the limits allowed thereunder (or such subsection of the Act, as may be mutually agreed upon by the both parties to this Agreement), respecting the transfer of the Royalty

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to the Purchaser by such Vendor, as such amount may be determined by such Vendor in conformity with the provisions of such subsection, or such other subsection of the Act, as may be agreed upon by both parties to this Agreement.

5.8

Vendor’s Covenant

Each Vendor hereby covenants and agrees that:

(a)

he, she or it shall promptly forward to the Purchaser, any notices he, she or it receives, to and after Closing, in respect to the Royalty and the Royalty Agreement;

(b)

in the event that any of the “Properties” as defined in the Royalty Agreement or the tenures in respect thereof are or become vested in the name of the Vendors or any Vendor, then such respective Royalty and interest in the respective Royalty Agreement shall not merge with such greater interest in such respective Property or Properties;

(c)

he, she or it has all right, title and authority to disclose all information provided by he, she or it to the Purchaser in respect to the Royalty, the Royalty Agreement and the Properties, licences and tenures relative to the Royalty Agreement and upon Closing, such information shall become property of the Purchaser;

5.9

Covenant as to Validity of Royalty

In the event the validity of any Royalty is challenged or payments thereunder are refused or an interest in any Royalty is asserted by any third party then the Vendors agree, at the equally shared expense of the Vendors and the Purchaser, to cooperate and fully participate in such legal action as the Purchaser may consider reasonably necessary so as to confirm the validity and enforceability of the Royalty, the Purchaser’s title to the Royalty and the Purchaser’s right to receive payments thereunder.

5.10

Barry Authority

So as to facilitate this Transaction, each Vendor does hereby irrevocably appoint Barry as his, her or its attorney for the purpose of doing all things and signing, on each of their respective parts, all documents requiring execution by each of them in respect to the Transaction including but not restricted to all Certificates, Assignments, Notices or collateral documents pertaining to this Agreement and specifically each Vendor confirms that Barry is authorized to sign receipts for Consideration Shares and the Royalty Assignment Agreement on behalf of each of them in their capacities as Assignor and Owner (as defined therein) respectively and is authorized to represent such Vendor at the Closing for purposes of all Closing matters, including extending such time periods and modifying or waiving any conditions herein so as to facilitate Closing.

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6.

Conditions of Closing

6.1

Conditions of the Purchaser

The obligation of the Purchaser to complete the Transaction is subject to the fulfilment of the following conditions:

(a)

Representations and Warranties:  The representations and warranties of each of the Vendors contained in this Agreement being true and correct on and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing (subject to subsection 5.1(c) if the Purchaser’s consent required thereunder has been obtained);

(b)

Covenants:  All of the covenants and obligations of the Vendor to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed;

(c)

Certificate of Vendor:  There having been delivered to the Purchaser a certificate of each Vendor dated the Closing Date, in the case of a corporate Vendor executed by an authorized officer or director of the Vendor, certifying that the representations and warranties made by the respective Vendor in this Agreement are true and correct as at the Closing (subject to subsections 5.1(c) and that all covenants and obligations to be observed or performed by the respective Vendor on or before the Closing pursuant to the terms of this Agreement have been duly observed and performed;

(d)

Releases:  There having been delivered to the Purchaser duly executed releases, in registrable form where applicable, of or evidence to the satisfaction of the Purchaser as to, the discharge of all Encumbrances against the Royalty; and

(e)

Satisfactory Due Diligence:  The Purchaser being satisfied with the results of its due diligence investigations with respect to the Royalty.

In the event that any of the foregoing conditions are not performed or fulfilled at or before the Closing, the Purchaser may, subject to section 11.11, terminate this Agreement, in which event, subject to section 11.11, the Purchaser will be released from all obligations under this Agreement, and the Vendors will also be so released unless the Vendors were reasonably capable of causing such condition or conditions to be fulfilled or unless the Vendors have breached any of its covenants or obligations in or under this Agreement.  The foregoing conditions are for the benefit of the Purchaser only and accordingly the Purchaser will be entitled to waive compliance with any such conditions if it sees fit to do so, without prejudice to its rights and remedies at law and in equity and also without prejudice to any of its rights of termination in the event of non-performance of any other conditions in whole or in part.

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6.2

Conditions of the Each of the Vendors

The obligation of each of the Vendors to complete the Transaction is subject to the fulfilment of each of the following conditions:

(a)

Representations and Warranties:  The representations and warranties of the Purchaser contained in this Agreement being true on and as of the Closing with the same effect as though such representations and warranties had been made as of the Closing;

(b)

Covenants:  All of the covenants and obligations of the Purchaser to be performed or observed on or before the Closing pursuant to this Agreement having been duly performed or observed;

(c)

Certificate of Purchaser:  There having been delivered to the Vendors a certificate of the Purchaser dated the Closing Date, executed by an authorized officer or director of the Purchaser, certifying that the representations and warranties made by the Purchaser in this Agreement are true and correct as at the Closing and that the covenants and obligations to be observed or performed by the Purchaser on or before the Closing pursuant to the terms of this Agreement have been duly observed and performed; and

(d)

Consideration Shares:  The Vendors’ reasonable satisfaction that the Consideration Shares shall have those attributes as disclosed in the Prospectus.

In the event that any of the foregoing conditions are not performed or fulfilled at or before the Closing, the Vendors may, subject to section 11.11, terminate this Agreement, in which event, subject to section 11.11, the Vendor will be released from all obligations under this Agreement, and the Purchaser will also be so released unless the Purchaser was reasonably capable of causing such condition or conditions to be fulfilled or unless the Purchaser has breached any of its covenants or obligations in or under this Agreement.  The foregoing conditions are for the benefit of the Vendors only and accordingly the Vendors will be entitled to waive compliance with any such conditions if it sees fit to do so, without prejudice to its rights and remedies at law and in equity and also without prejudice to any of its rights of termination in the event of non-performance of any other conditions in whole or in part.

6.3

Mutual Conditions

The obligations of each of the Vendors and of the Purchaser to complete the Transaction are subject to fulfilment of the following conditions:

(a)

No Orders or Proceedings:  No injunction or restraining order or other decision, ruling or order of a court or administrative tribunal of competent jurisdiction being in effect which prohibits, restrains, limits or imposes conditions on, the Transaction and no action or proceeding having been instituted or remaining pending or having been threatened before any such court or administrative tribunal to restrain, prohibit, limit or impose conditions on the Transaction;

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(b)

Obtain Consents:  The Vendors having obtained all consents, approvals, novations, reissues and waivers referred to in section 5.5 in each case in form and substance satisfactory to the Purchaser, acting reasonably, and the same having been delivered to the Purchaser;

(c)

Regulatory Approvals:  The receipt of the Regulatory Approvals; and

(d)

IPO Closing:  Completion of the Initial Public Offering.

In the event that any of the foregoing conditions is not performed or fulfilled at or before the Closing, either the Purchaser or the Vendors may, subject to section 11.11, terminate this Agreement, in which event, subject to section 11.11, the party so terminating this Agreement will be released from all obligations under this Agreement, and the Vendors, if the Purchaser is the party terminating this Agreement, and the Purchaser, if the Vendors is the party terminating this Agreement, will also be so released unless the Vendors, or the Purchaser, as the case may be, was reasonably capable of causing such condition or conditions to be fulfilled or has breached any of its covenants or obligations in or under this Agreement.

7.

Closing Transactions

7.1

Time and Place

The Closing shall take place in the offices of Fasken Martineau DuMoulin LLP at Vancouver, BC at 11:00 o’clock A.M. on the Closing Date; or at such other time and date, or both, as the Vendors and the Purchaser or their respective solicitors may agree upon.

7.2

Vendors’ Closing Documents

At the Closing, each of the Vendors shall deliver the following to the Purchaser:

(a)

all executed deeds, bills of sale, conveyances, transfers, assignments, instruments and other documents, including Royalty Assignment Agreements, which are necessary to assign, sell and transfer the Royalty as contemplated by this Agreement in such form and content as the Purchaser may require, acting reasonably;

(b)

certified copies of resolutions of the directors of any corporate Vendor approving the completion of the Transaction and the execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by such Vendor pursuant to this Agreement in such form and content as the Purchaser may require, acting reasonably;

(c)

if not previously delivered to the Purchaser, the original Books and Records and Royalty Agreements; and

(d)

a certificate of each Vendor pursuant to section 6.1(c);

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(e)

a receipt for the Consideration Shares.

7.3

Purchaser’s Closing Documents

At the Closing the Purchaser shall deliver the following to each of the Vendors:

(a)

a share certificate representing the Consideration Shares;

(b)

certified copies of resolutions of the directors of the Purchaser approving the Transaction and the execution and delivery of this Agreement and all documents, instruments and agreements required to be executed and delivered by the Purchaser pursuant to this Agreement;

(c)

an opinion of the Purchaser’s solicitors substantially in the form set out in Schedule C; and

(d)

a certificate of the Purchaser pursuant to section 6.2(c).

7.4

Concurrent Delivery

It shall be a condition of the Closing that all matters of payment and the execution and delivery of documents by any party to the others pursuant to the terms of this Agreement shall be concurrent requirements and that nothing will be complete at the Closing until everything required as a condition precedent to the Closing has been paid, executed and delivered, as the case may be.

7.5

Transfer of Royalty

Subject to compliance with the terms and conditions of this Agreement and, subject to section 5.6, the transfer of the Royalty to the Purchaser shall be deemed to take effect as at the Closing.

8.

Responsibility for Obligations and Liabilities

8.1

Assumption by Purchaser

On the Closing, the Purchaser shall assume and be commensurately responsible for the observance, performance and payment of all obligations and liabilities which are to be observed, performed or paid a royaltyholder, from and after the Effective Time, under the Royalty Agreements and the Purchaser shall indemnify and save each of the Vendors harmless from and against any claims, demands, actions, suits, causes of action, losses, damages, costs and expenses whatsoever, including legal fees, suffered or incurred by the Vendors by reason of the failure of the Purchaser to perform or pay its commensurate share of any of the obligations and liabilities referred to in this section 8.1.

8.2

Each of the Vendor’s Obligations and Liabilities

Each of the Vendors shall be responsible for the observance and performance of all obligations and payment of all liabilities relating to his, her or its interest in the Royalty other than those to

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be observed, performed or paid by the Purchaser as set out in this Agreement and each of the Vendors shall indemnify and save the Purchaser harmless from and against any claims, demands, actions, suits, causes of action, losses, damages, costs and expenses whatsoever, including legal fees, suffered or incurred by the Purchaser by reason of any failure of such Vendor to perform or satisfy any of the obligations and liabilities for which such Vendor is responsible.

8.3

Payment of Taxes on Sale and Transfer

The Purchaser shall be responsible for and shall pay when due any excise taxes (goods and services taxes) and similar taxes (but not income taxes of the Vendors) and any registration fees payable in respect of the sale and transfer of the Royalty to the Purchaser.

9.

Survival of Representations and Recourse

9.1

Survival

The representations, warranties, covenants and obligations of:

(a)

each of the Vendors in or under this Agreement and in or under any documents, instruments and agreements delivered pursuant to this Agreement; and

(b)

the Purchaser in or under this Agreement and in or under any documents, instruments and agreements delivered pursuant to this Agreement,

shall survive the Closing and shall continue in full force and effect for a period of three years from the Closing Date.

9.2

Limitation

(a)

The Purchaser will be entitled to make a claim against a Vendor in respect of the breach of any warranty, representation, covenant or obligation of such Vendor in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement only if:

(i)

written notice of any such claim is given by or on behalf of the Purchaser to such Vendor within three years from the Closing Date; and

(ii)

the aggregate amount of all such claims exceeds $50,000 in respect of all Vendors;

provided that such Vendor’s liability to the Purchaser shall be for the entire aggregate amount of such claim against such Vendor and not only for amounts in excess of the said aggregate amount.

(b)

Each such Vendor will be entitled to make a claim against the Purchaser in respect of the breach of any warranty, representation, covenant or obligation of the Purchaser in or under this Agreement or in or under any document, instrument or agreement delivered pursuant to this Agreement only if:

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(i)

written notice of any such claim is given by or on behalf of the Vendor to the Purchaser within three years from the Closing Date;

(ii)

the aggregate amount of all such claims exceeds $50,000;

provided that the Purchaser’s liability to each of the Vendors shall be for the entire aggregate amount of such claim and not only for amounts in excess of the said aggregate amount.

9.3

Defence of Third Party Claims

In the event of a claim (an “Indemnity Claim”) being made by a third party against a party (the “Indemnified Party”) in respect of which, subject to section 9.2 another party (the “Indemnifier”) is or may be obligated under or arising out of this Agreement to indemnify, pay damages to or otherwise compensate the Indemnified Party, the following provisions shall apply.

The Indemnified Party shall promptly give written notice to the Indemnifier of any Indemnity Claim in respect of which the Indemnified Party intends to claim for indemnification against the Indemnifier.  Such notice shall specify with reasonable particularity (to the extent that the information is available) the nature of the Indemnity Claim.  The Indemnifier shall, at its own expense, assume control of the negotiation, settlement and defence of such Indemnity Claim.  The Indemnified Party shall co-operate with the Indemnifier in respect of such Indemnity Claim and the Indemnifier shall reimburse the Indemnified Party for all the Indemnified Party’s reasonable expenses as a result of the Indemnifier’s assumption of such Indemnity Claim and arising from the Indemnified Party’s co-operation.

The Indemnified Party will have the right to participate in the negotiation, settlement and defence of such Indemnity Claim at its own expense and will have the right to disagree on reasonable grounds with the selection and retention of counsel, in which case counsel satisfactory to the Indemnifier and the Indemnified Party shall be retained by the Indemnifier.  If the Indemnifier fails to defend any Indemnity Claim within a reasonable time, the Indemnified Party will be entitled to assume control of the Indemnity Claim at the expense of the Indemnifier and the Indemnifier will be bound by the results obtained by the Indemnified Party with respect to such Indemnity Claim.

The following provisions shall also apply with respect to Indemnity Claims:

(a)

In the event that any Indemnity Claim is of a nature such that the Indemnified Party is legally bound or required by applicable law to make a payment to any person (a “Third Party”) with respect to such Indemnity Claim before the completion of settlement negotiations or related legal proceedings, including, without limitation, the posting of any security to stay any process of execution or judgment, the Indemnifier shall be obligated to make such payment or post security therefore on behalf of the Indemnified Party.  If the Indemnifier fails to do so, the Indemnified Party may make such payment or post security therefore and the Indemnifier shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for any such payment or cause the security to be replaced and released.  If the amount of any liability of the Indemnified Party

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under the Indemnity Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifier to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifier.

(b)

Except in the circumstance contemplated by subsection 9.3(a) above, and unless the Indemnifier fails to assume control of the negotiation, settlement and defence of any Indemnity Claim, the Indemnified Party shall not negotiate, settle, compromise or pay any Indemnity Claim except with the prior written consent of the Indemnifier (which consent shall not be unreasonably withheld).

(c)

The Indemnified Party shall not permit any right of appeal in respect of any Indemnity Claim to terminate without giving the Indemnifier notice thereof and an opportunity to contest such Indemnity Claim.

(d)

The Indemnified Party and the Indemnifier shall co-operate fully with each other with respect to Indemnity Claims, shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available) and shall each designate a senior officer who will keep himself informed about and be prepared to discuss the Indemnity Claim with his or her counterpart and with counsel at all reasonable times.

(e)

Notwithstanding the above provisions of this section 9.3, the Indemnifier shall not settle any Indemnity Claim or conduct any related legal or administrative proceeding in a manner which would, in the opinion of the Indemnified Party, acting reasonably, have a material adverse impact on the Indemnified Party.

(f)

The provisions of this section 9.3 are intended to set out the procedures to be followed with respect to an Indemnity Claim and, provided the Indemnified Party follows such procedures in all material respects, nothing contained in this section 9.3 will derogate from the Indemnifier’s obligations to indemnify the Indemnified Party.

10.

Acknowledgements

The parties acknowledge and agree that:

(a)

any advance royalty payment paid under the Royalty Agreement, in the event that it is unclear whether such payment is attributable to the Gross Overriding Royalty (the “GORR”) of which the Royalty is a part or to another royalty on the same property (the “Other Royalty”) shall be deemed allocated equally between the GORR and the Other Royalty;

(b)

in the event any owner or operator of a property which is subject to the Royalty Agreement has abandoned or in the future does abandon his interest in such property or such interest lapses or reverts to the Crown then:

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(i)

such abandonment, lapse or reversion shall not constitute a breach of this Agreement; and

(ii)

the Vendors or any of them shall be free to acquire an interest in such property or any part thereof (provided such Vendors or Vendor is not acting in concert with such owner or operator) and, if they do so, then the Royalty shall not apply thereto;

(c)

in the event that any Royalty Agreement provides (whether in an “Area of Interest” clause or otherwise) that the royalty, of which the Royalty forms a part, extends over any additional interest in property which is subsequently acquired by a party to such Royalty Agreement, then the Royalty shall apply to such additional interest in property.

11.

Miscellaneous

11.1

Legal and Other Fees and Expenses

Unless otherwise specifically provided herein, the parties will pay their respective legal, accounting and other professional fees and expenses incurred by each of them in connection with the negotiation and settlement of this Agreement, the completion of the Transaction and other matters pertaining hereto.

11.2

Notices

All notices, requests, demands or other communications required or permitted to be given by any party to another pursuant to this Agreement shall be given in writing and delivered by personal service, pre-paid registered mail or facsimile, addressed as follows:

To the Vendors:

Hunter Exploration Group
Suite 1440
625 Howe Street
Vancouver, BC  V6C 2T6

Attention:  Lawrence Barry

Facsimile: (604) 331-2266

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with a copy to:

DuMoulin Black
10th Floor – 295 Howe Street
Vancouver, BC  V6C 2T5

Attention:  Corey Dean

Facsimile:  (604) 687-8772

To the Purchaser:

International Royalty Corporation
10 Inverness Drive East
Suite 104
Denver, Colorado  80112
U.S.A.

Attention:  Doug Silver

Facsimile:  (303) 799-9017

and

Attention:  George Young

Facsimile:  (303) 799-9017

With a copy to:

Fasken Martineau DuMoulin LLP
4200 – 66 Wellington St. W.
Toronto, Ontario  M5K 1N6

Attention:  Michael Bourassa

Facsimile:  (416) 364-7813

subject to any notice of change of address or fax number given in accordance herewith.  Any notice shall be deemed to have been given and received:

(a)

if personally delivered, then on the day of personal service to the recipient party, provided that if such date is a day other than a Business Day such notice shall be deemed to have been given and received on the first Business Day following the date of personal service;

(b)

if by pre-paid registered mail, then the first Business Day, after the expiration of five (5) days following the date of mailing; or

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(c)

if sent by facsimile transmission and successfully transmitted prior to noon on a Business Day of the recipient party, then on that Business Day, and if successfully transmitted after noon on a Business Day of a recipient party then on the first Business Day following the date of transmission.

11.3

Further Assurances

Each of the parties shall execute and deliver such further documents and do such further acts and things as may be reasonably required from time to time, either before, on or after the Closing Date, to carry out the full intent and meaning of this Agreement and to assure to the Purchaser good and valid title to the Royalty, free and clear of all Encumbrances save the Pre-emptive Rights.

11.4

Time of the Essence

Time shall be of the essence of this Agreement.

11.5

Brokers’ Fees

Each of the parties acknowledges and agrees that it is not aware of any current or possible future claim for brokerage, agency, finder’s fee or commission in connection with the transactions contemplated by this Agreement and that if any such claim should arise through, or under, or by virtue of any action taken by, any party, such party shall indemnify and hold harmless the others in respect thereof.

11.6

Entire Agreement

This Agreement constitutes the entire agreement between each of the Vendors and the Purchaser pertaining to the Transaction and supersedes all prior agreements, undertakings, negotiations and discussions, whether oral or written, of the Vendors and the Purchaser, including the letter agreement between the parties dated November 24, 2004, and there are no warranties, representations, covenants, obligations or agreements between each of the Vendors (or any Affiliate thereof) and the Purchaser except as set forth in this Agreement.

11.7

Confidentiality, Public Disclosure

(a)

This Agreement and the contents hereof, and any instruments or agreements in implementation of this Agreement, shall be maintained in confidence by the parties and not disclosed to any other person (except as may be required by applicable Law and then upon notice by the disclosing party to the other party) without the prior written approval of the other party.

(b)

The content of any public disclosure or press release respecting this Agreement or the Transaction shall be approved by both parties hereto prior to the making of such public disclosure or press release, which approval shall not be unreasonably withheld by the party not subject to such disclosure requirements, provided that this section 11.7 is subject always to all disclosure obligations of the Purchaser under applicable securities laws.

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11.8

Assignment

Prior to completion of the Initial Public Offering, this Agreement shall not be assigned by any party hereto without the written consent of the other parties first obtained, such consent not to be unreasonably withheld.  Each of the Vendors hereby confirms his, her or its consent to the transfer of this Agreement by the Purchaser to an Affiliate of the Purchaser so long as the Purchaser remains fully obligated to such Vendor under the terms of this Agreement notwithstanding such transfer and complies with all terms of the Royalty Agreement in respect of such transfer and assignment.

11.9

Invalidity

Each of the provisions contained in this Agreement is distinct and severable and a determination of illegality, invalidity or unenforceability of any such provision or part hereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof, unless as a result of such determination this Agreement would fail in its essential purposes.

11.10

Waiver and Amendment

Except as expressly provided in this Agreement, no amendment or waiver of it will be binding unless made in writing by the party to be bound by such amendment or waiver.  No waiver of any provision, or any portion of any provision, of this Agreement will constitute a waiver of any other part of the provision or any other provision of this Agreement nor a continuing waiver unless otherwise expressly provided.

11.11

Surviving Provisions on Termination

Notwithstanding any other provisions of this Agreement, if this Agreement is terminated, the provisions of subsections 5.2, 5.3, 5.4, 5.8(c), 11.1, 11.5 and 11.7 shall survive such termination and remain in full force and effect.

11.12

Counterparts

This Agreement may be signed in counterparts and by facsimile counterparts and each such counterpart will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

11.13

Enurement

This Agreement will enure to the benefit of and will be binding upon the parties and their respective successors and permitted assignee.

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12.

Several Obligations

Notwithstanding any other provisions of this Agreement, the rights and obligations of the Vendors under this Agreement, including, without limitation, the representations and warranties of the Vendors, the responsibilities for performance of obligations, rights and indemnities of the Vendors, are several (as distinguished from joint) obligations of each of the Vendors.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

International Royalty Corporation by its authorized signatory:

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Address for delivery of Consideration Share Certificate	) ) ) )
	) )	STUART ANGUS
) )

Address for delivery of Consideration Share Certificate	) ) ) )
	) )	HENRY AWMACK
) )

Address for delivery of Consideration Share Certificate	) ) ) )
	) )	BERNICE KOSIUR
) )

Address for delivery of Consideration Share Certificate	) ) ) )
	) )	DONALD McINNES
) )

Address for delivery of Consideration Share Certificate	) ) ) )
	) )	CATHERINE McLEOD-SELTZER
) )

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Address for delivery of Consideration Share Certificate	) ) ) )
	) )	PETER ROBSON
) )

Address for delivery of Consideration Share Certificate	) ) ) )
	) )	GRAHAM SCOTT
) )

Address for delivery of Consideration Share Certificate	) ) ) )
	) )	KELLY TAYLOR
) )

Address for delivery of Consideration Share Certificate	) ) ) )
	) )	LAWRENCE BARRY
) )

Address for delivery of Consideration Share Certificate	) ) ) )
	) )	JOHN ROBINS
) )

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Address for delivery of Consideration Share Certificate	) ) ) )
	) )	ADAM VARY
) )

Address for delivery of Consideration Share Certificate	) ) ) )
	) )	JOHN S. BROCK LIMITED
) )

Address for delivery of Consideration Share Certificate	) ) ) )
	) )	349967 BC LTD.
) )

Address for delivery of Consideration Share Certificate	) ) ) )
	) )	524520 BC LTD.
) )

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SCHEDULE A

Royalty Agreements

 Aviat Property Option Agreement (the “Option Agreement”) dated June 25, 2002 among Hunter Exploration Group (“Hunter”), Northern Empire Minerals Ltd. (“NEM”) and Stornoway Ventures Ltd. (“Stornoway”) wherein, in the event of exercise of the option to acquire a 35% interest in the property being the subject of such agreement (“Aviat 1”) granted by Hunter to each of NEM and Stornoway, a 2% Net Smelter Returns Royalty and a 2% Gross Overriding Royalty as therein defined (the “Royalties”) were reserved to Hunter on behalf of the Vendors.  The said option was exercised.

April 30, 2003 letter agreement between BHP Billiton Diamonds Inc. (“BHPB”) and Hunter wherein, inter alia, Hunter transferred to BHPB a 20% interest in Aviat 1, not inclusive of Hunter’s interest in the Royalties.

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SCHEDULE B

Pre-emptive Rights

Right of First Refusal in favour of Stornoway Diamond Corporation (successor corporation to Northern Empire Minerals Ltd. and Stornoway Ventures Ltd.) pursuant to s. 16.03 of the Option Agreement.

DM_VAN/237461-00001/6303642.7

SCHEDULE C

Purchaser’s Solicitor’s Opinion

DM_VAN/237461-00001/6303642.7

SCHEDULE D

Royalty Assignment Agreement

Attached

DM_VAN/237461-00001/6303642.7